AMENDED

September 13, 2008

Anne Nguyen Parker, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Dynamic Natural Resources, Inc.

Amendment No. 2 to Schedule 14C

Filed August 18, 2008

File No. 333-131224

Dear Ms. Parker:

Thank you for your comment letter dated August 28, 2008. The following are Dynamic Natural Resources, Inc.’s (the “Company,” “we”, or “our”) responses to your comments.

Amendment No. 2 to Schedule 14C filed August 19, 2008

General

      1.   We note your response to comment 1 of our letter dated July 22, 2008. Given your explanation of the events that resulted in the approval of the actions, it     appears that you engaged in a solicitation and that you required to file a proxy statement on Schedule 14A instead of an information statement on Schedule 14C.

In particular, we note that during the special meeting, the approved actions were presented to the attending shareholders for their approval. This appears to involve a solicitation, as defined by Rule 14a-1(1) of the Exchanged Act. Please re-file on

            The correct schedule or tell us why you believe that you are not required to file a Schedule 14A.

Response:

We believe that the use of Schedule 14C is appropriate. Our legal counsel explained to the Staff that ours is not a situation where a board of directors made a decision and then sought shareholder approval. In our situation, all of the majority shareholders discussed informally the actions that they wanted to have take place. (Included in this majority shareholder group is our entire board of directors.) These discussions occurred before the board took action. The board of directors then effected these decisions by a formal resolution in a special board meeting called for this purpose. No shareholder votes were solicited. Accordingly, we believe that our use of Schedule 14 C is appropriate.

      2.   We note your response to prior comment 2 and reissue with a clarification. The concern underlying prior comment 2 was whether, under the applicable federal or state laws, shareholders are able to seek some sort of relief given the untimely filing of the Schedule 14C. Could shareholders invoke the revocation of the approved and implemented actions? We note your reference to appraisal rights. However, shareholders are entitled to appraisal rights by virtue of the type of action being acted upon and not by the failure to comply with the applicable state or federal law. Please discuss whether the shareholders may invoke any relief that would result in the company revoking the approved actions.

Response:

In our legal counsel’s discussions with the Staff, the Staff indicated that it sought a bullet-point response. In general, our board considered whether the company had exposure to shareholders from the proposed or effected corporate actions identified in our Schedule 14C. The board concluded that shareholder injunctive action is unlikely regardless of whether the Schedule 14 C is timely. We respond in bullet point format as requested:

Proposed Action	Comment
1. Approve merger	Little risk, delivery of Schedule 14C will be timely, and shareholders have appraisal right as to this proposed action
2. Approve stock dividend	Little risk, delivery of Schedule 14C is late, but shareholders do not have the right to vote on stock dividends under Nevada law
3. Approve reverse stock split	Approve reverse stock split Little risk, delivery of Schedule 14C is late, but all shareholders are treated equally in the reverse split.

In addition, in accordance with Nevada law, we are deleting reference to a provision of dissenter’s rights provided in preliminary drafts of Schedule 14C as it pertains to approval of the stock dividend. Accordingly, after deleting references to the paragraphs describing dissenter’s rights, the last two paragraphs of the Section entitled, ACTION 1: STOCK DIVIDEND TO SHAREHOLDERS OF RECORD ON SEPTEMBER 15, 2006, now are are amended and state as follows:

Approval by Shareholders

Under Nevada law, a resolution by the board of directors is sufficient to authorize a stock dividend, and shareholder approval is not required. In addition, fifty-one percent (51%) of the Company’s shareholders have approved the Board resolution calling for the issuance of a stock dividend to the September 15, 2006 shareholders of record.  Accordingly, we are not soliciting shareholder proxies.

Rights of Dissenting Stockholders

Under Nevada Law shareholders are not entitled to dissenter’s rights of appraisal with respect to the issuance of shares to the shareholders of record on September 15, 2006.

Form 10-Q/A-2 for the quarter ended June 30, 2008

General

      3.  We note that you amended the Form 10-Q in response to our comments. We note, however, that you did not include an explanatory note discussing the reasons for the amendment. Please revise to include the explanatory note. This comment also applies to the amended Form 10-K for the fiscal year December 31, 2007.

Response:

We have amended Form 10-Q for the period ended June 30, 2008 and Form 10-KSB for the year ended December 31, 2007 in response to this comment.

Submission of Matters to a Vote of Securities Holders, page 14

       4.  Although the Form 10-Q was intended to cover the interim period for the period ended June 30, 2008, you state that “[t]here were no submissions of matters to a vote of shareholders in the three months ended March 31, 2008.” Please update your disclosure. It would appear that the matters addressed in Schedule 14C are appropriate matters for discussion in this section.

Response:

We have amended Form 10-Q for the period ended June 30, 2008 in response to this comment.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ SCOTT MASSE

Scott Masse

Chief Executive Officer